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                                   EXHIBIT 20


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NEWS RELEASE                                                   December 30, 1994

Contact:     Raymond J. Pacini
             Chief Financial Officer
             714-833-3030 x291

                   KREG COMPLETES $36.5 MILLION IN FINANCINGS

     NEWPORT BEACH, Calif. -- Koll Real Estate Group, Inc. (NASDAQ: KREG) announced that it recently completed two previously announced financings with major financial institutions which will provide KREG with an aggregate of up to $36.5 million over the next two years. Both credit facilities mature in December 1996, with optional extensions to December 1997, subject to certain conditions.

     Management explained that one of the financings provides up to $25 million for the posting of an appeal bond, or payment of any final judgment or settlement in excess of $7.5 million which would be funded by KREG, related to the $20.8 million decision, plus prejudgment interest and attorney's fees, issued against KREG on December 22, 1994 by the Delaware Chancery Court in connection with a previously announced lawsuit filed by Wheelabrator Technologies Inc. and Abex Inc. involving amounts claimed to be owed under various tax sharing agreements. This credit facility also provides a $5 million construction loan for the Company's Eagle Crest residential project in Escondido, California. The construction loan component provides KREG the ability to reborrow $5 million after repayment, subject to certain restrictions. The Eagle Crest project is approved for 580 homes surrounding an 18-hole championship golf course which opened in May 1993. KREG plans to utilize the $5 million construction loan, along with available cash, to fund completion of infrastructure construction at Eagle Crest in anticipation of selling residential lots to

                                    **MORE**

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homebuilders in 1995.

     The second credit facility provides KREG with up to a $6.5 million construction loan for its Wentworth By The Sea project on the coastline of New Hampshire. The Wentworth project is approved for 150 homes adjacent to a 170-slip marina and a nearby 18-hole golf course which the Company sold in September 1994. KREG plans to utilize this construction loan to fund completion of infrastructure improvements and construction of homes. This credit facility includes a $3.0 million revolver for the construction of homes at Wentworth By The Sea.

     KREG provides commercial and residential real estate development services nationwide. It holds a large residential land inventory in Southern California and on the New Hampshire coastline, including the Bolsa Chica property located on the Pacific Coast adjacent to Huntington Beach, California, which recently received County approval, and owns Kathryn G. Thompson Company, a prominent Southern California homebuilder.

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